- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           KOFAX IMAGE PRODUCTS, INC.
                           (NAME OF SUBJECT COMPANY)

                           KOFAX IMAGE PRODUCTS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  500200-10-0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DAVID S. SILVER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            16245 LAGUNA CANYON ROAD
                         IRVINE, CALIFORNIA 92618-3603
                                 (949) 727-1733
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                               K.C. SCHAAF, ESQ.
                        STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 725-4000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Kofax Image Products, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 16245 Laguna Canyon Road, Irvine, California 92618-3603. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $.001 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer (the "Offer") by Imaging Components Corporation, a Delaware corporation ("Purchaser"), a company formed by Dresdner Kleinwort Benson Private Equity Partners L.P. ("Private Equity Partners") and DICOM GROUP plc ("DICOM"), together with certain members of the Company's management, to purchase all of the outstanding Shares at $12.75 per Share (the "Merger Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits 1 and 2 to this Schedule 14D-9. The Offer is more fully described in the Offer to Purchase and in a Tender Offer Statement on Schedule 14D-1 dated August 3, 1999 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission").

     The Offer is being made by Purchaser pursuant to an Agreement and Plan of Merger, dated as of July 27, 1999, by and among Purchaser, Imaging Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Purchaser ("Merger Sub"), and the Company (the "Merger Agreement"), a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. Based on the information in the Schedule 14D-1, the principal executive offices of Purchaser, Merger Sub and Private Equity Partners are located at 75 Wall Street, 24th Floor, New York, New York 10005, and the principal offices of DICOM are located at Business Building Forren West, Grundstrasse 14CH-6343, Rotkreuz (Zug) Switzerland.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or arrangements or understandings or any actual or potential conflicts of interest between the Company and its affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Purchaser, Merger Sub or their executive officers, directors or affiliates. Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and officers are described in Annex A to this Schedule 14D-9 pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. In considering the recommendations of the Board, the stockholders of the Company should be aware that certain members of the Board and certain of the Company's officers have interests in the Merger and the Offer which are described herein and in Annex A and incorporated by reference herein and which may present them with certain conflicts of interest. For example, the consummation of the Offer and/or the Merger will accelerate the vesting of unvested stock options for certain officers of the Company. See "Certain Information Concerning the Company's Executive Officers and Executive Compensation" and "Compensation Pursuant to Plans" contained in Annex A. Each of the members of the Board was aware of these potential conflicts and considered them along with the other factors described in Item 4(b) below.

     Management Commitment Letter. Purchaser has obtained a commitment letter from certain members of management of the Company, including David S. Silver, Dean A. Hough, Ronald J. Fikert, Richard M. Murphy and Kevin Drum (the "Management Group"), dated as of July 27, 1999, providing for an equity contribution to Purchaser in the form of an exchange of an aggregate of approximately 94,118 Shares owned by them for shares of Purchaser's capital stock. It is anticipated that each member of the Management Group, except for Mr. Hough, will participate in the management of the Purchaser and the Company after the Effective Time of the Merger. See "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger; Plans for the Company" in the Offer to Purchase, which is incorporated herein by reference.

     Stock Option Plans. Under the Company's Amended and Restated Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan adopted in 1992, the 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan and the 1997 Stock Option Plan for Non-Employee Directors (the "Stock Option Plans"), as of July 27, 1999, executive officers and directors of the Company held outstanding options to purchase an aggregate of 197,500 Shares at a weighted average exercise price of $7.55 per share. Of these, options to purchase an aggregate of 17,500 Shares are vested as of the date hereof and options to purchase an aggregate of 35,000 Shares will vest between the date hereof and August 31, 1999. Options that are not vested shall become fully vested and exercisable conditioned upon consummation of the Merger (as defined in the Merger Agreement). Pursuant to the terms of the Merger Agreement, each outstanding option granted under the Stock Option Plans or otherwise will be canceled at the Effective Time (as defined in the Merger Agreement) and each holder of a cancelled option will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount in cash equal to the product of (i) the number of Shares previously subject to such option and
(ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option (the "Option Consideration"). Directors and executive officers of the Company will, as a result, be entitled to receive approximately $1,027,000 as a result of the Merger, based on the number of options held by them as of July 27, 1999. See "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, which is incorporated by reference.

     Merger Agreement and Voting Agreement. Purchaser, Merger Sub and the Company entered into the Merger Agreement on July 27, 1999. In connection with the Merger Agreement, Purchaser entered into a Voting Agreement with certain officers and directors of the Company and certain other stockholders of the Company pursuant to which each of such persons agreed, subject to the terms and conditions of the Voting Agreement, to tender the Shares owned by such persons in the Offer, to vote their Shares in favor of the Merger at any meeting of stockholders, to vote against any action that would result in a material breach of the Merger Agreement or which could reasonably be expected to interfere with or delay the Merger, and not to transfer any of their respective Shares other than pursuant to the Merger Agreement. The Merger Agreement and the Voting Agreement are filed, respectively, as Exhibits 3 and 4 hereto, and are summarized in the "INTRODUCTION" to and in "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase, which summaries are incorporated herein by reference.

     Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, Purchaser and Merger Sub have agreed that all rights of indemnification in favor of directors, officers, employees or agents of the Company existing prior to the Merger pursuant to the Company's Certificate of Incorporation and Bylaws shall remain in effect after the Merger. In addition, Purchaser has agreed that the Company shall maintain in effect for not less than six (6) years from the effective time of the Merger, directors' and officers' liability insurance with the same coverage or substantially similar coverage to the directors' and officers' liability insurance policies effective prior to the Merger; provided, that the Company shall not be required to pay annual premiums in excess of 150% of the aggregate annual premiums in effect prior to the Merger. See "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. At a meeting held on July 26, 1999 (the "Board Meeting"), the Board unanimously approved the Merger Agreement and, for the reasons hereinafter set forth, determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and recommended to the Company's stockholders that they tender their Shares pursuant to the

Offer and approve and adopt the Merger Agreement. Copies of the press release announcing the Board's recommendation and the Letter to Stockholders are attached as Exhibits 6 and 7, respectively, and are incorporated herein by reference.

     (b) Reasons for the Recommendation, Opinion of Financial Advisor. The information set forth under "SPECIAL FACTORS -- Background of the Offer" in the Offer to Purchase is incorporated by reference.

     (1) Reasons for the Recommendation. In reaching its determination to approve the Offer and the Merger and to recommend that the Company's stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) the terms and conditions of the Offer and the proposed Merger Agreement, including the amount and form of consideration being offered to the Company's stockholders;

          (ii) the $12.75 per Share tender offer price represents a premium of approximately 31% over the closing sale price per share on the NASDAQ National Market ("Nasdaq") on July 23, 1999, the last trading day prior to the Board Meeting;

          (iii) historical market prices and trading volume of the Shares, including that the trading price of the Shares has not traded above the $12.75 per Share tender offer price since the Shares have become publicly traded, and historical and projected earnings;

          (iv) market prices and financial data related to companies engaged in similar businesses to the Company and prices and premiums paid in recent acquisitions (both friendly and hostile) of other similar companies;

          (v) the Company's historical and recent operating results, its financial condition, its borrowing and financing capacity and the Board's and management's evaluation of the Company's properties, assets and prospects;

          (vi) the absence of any term or condition which in the Board's view was unduly onerous or could materially impair the consummation of the Offer or the Merger;

          (vii) the ability of the Purchaser to complete the Offer and the Merger in a timely manner;

          (viii) the fact that the Merger Agreement, if approved and executed, would not preclude the Company from (A) providing information (subject to a confidentiality agreement) to, or participating in discussions and negotiating with, a person from whom the Board receives a bona fide unsolicited takeover proposal if the Board determines in good faith (after consulting and receiving advice from the Company's independent financial advisor and independent legal counsel) that such proposal is more favorable from a financial point of view to holders of Shares and the Board determines in good faith, after receiving the advice of independent legal counsel, that such action is required in order for the Board to comply with its fiduciary duties to the Company's stockholders under applicable law (provided that no such proposal shall be deemed superior if any financing required is not committed and such commitment is not likely to be obtained within a reasonable period of time, or (B) after providing information to and negotiating with such party, terminating the Merger Agreement (subject to payment of a $1,500,000 termination fee and reimbursement of expenses of up to $1,750,000, to Purchaser);

          (ix) the Board's view of the number of possible third parties who would be likely to have an interest in acquiring the Company and the likelihood that such parties would approach the Company in the event they were to have such interest;

          (x) the provision of the Merger Agreement which provides that the Company would be entitled to reimbursement from Purchaser or Dicom of the Company's documented reasonable expenses of up to $400,000 if the Purchaser terminates the Merger Agreement as a result of the failure of the financing condition or if the Company terminates the Merger Agreement prior to the purchase of Shares pursuant to the Offer upon a breach of the Merger Agreement by Purchaser or Merger Sub;

          (xi) the provision of the Merger Agreement which provides that Purchaser could under certain circumstances be entitled to a termination fee of $1,500,000 and to reimbursement of certain expenses of up to $1,750,000 in the event of any third party business combination occurring within 270 days after the termination of the Merger Agreement;

          (xii) the fact that the obligation of Purchaser to consummate the Offer is subject to receipt of financing and to the tender of at least more than 50% of the then outstanding Shares (on a fully-diluted basis) pursuant to the Offer (which cannot be waived without the consent of the Company);

          (xiii) the nature of the financing commitments received by or for Purchaser and Merger Sub with respect to the Offer and the Merger, including, the institutions providing such commitments and the conditions to the obligations of such institutions to fund such commitments;

          (xiv) the possible conflict of interest of certain executive officers of the Company, who are also directors of the Company, with respect to the Offer and the Merger because of their expected participation (including possibly as investors) in the Company following such transactions; and

          (xv) the opinion of C.E. Unterberg, Towbin, after reviewing with the Board many of the factors referred to above and other financial criteria used to evaluate acquisition proposals, that the $12.75 per Share to be paid for each Share in the Offer and the Merger is fair from a financial point of view to the stockholders of the Company, which opinion C. E. Unterberg, Towbin confirmed in a written opinion dated July 27, 1999.

     In view of the variety and nature of the factors considered by the Board, the Board did not attempt to assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above. Because of the engagement of Unterberg, the fact that the Board was comprised of a majority of persons not interested in the Offer and the Merger, and the fact that the disinterested members of the Board were aware of the interests of certain members of management in the proposed transaction, the Board did not consider it as necessary to appoint a special committee or to retain an unaffiliated representative to negotiate the terms of the Merger Agreement on behalf of the public stockholders.

     (2) Opinion of Financial Advisor.

     On July 21, 1999, C.E. Unterberg, Towbin discussed and reviewed at a meeting of the Company's Board of Directors its opinion to the effect that, based upon and subject to the considerations described in such opinion, as of the date thereof, the $12.75 cash per share consideration to be received by the holders of the Company's Common Stock in the Offer and Merger is fair to such holders from a financial point of view. This opinion was delivered orally at the July 21, 1999 meeting of the Board and confirmed in writing on July 27, 1999. C.E. Unterberg, Towbin does not have any obligation to confirm or update its opinion.

     C.E. Unterberg, Towbin, as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. C.E. Unterberg, Towbin was selected by the Company to deliver a fairness opinion on this transaction based on C.E. Unterberg, Towbin's experience as a financial advisor in mergers and acquisitions as well as C.E. Unterberg, Towbin's investment banking relationship and familiarity with the Company. C.E. Unterberg, Towbin believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the processes underlying its analyses and opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description.

     In rendering its opinion, C.E. Unterberg, Towbin did not make or seek to obtain appraisals of the Company's assets in connection with its analyses of the Offer. In addition, C.E. Unterberg, Towbin was not requested to and did not solicit third parties who might be interested in acquiring all or any part of the

Company in connection with its investigation. In its analyses, C.E. Unterberg, Towbin made some assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any such estimate is not necessarily indicative of actual values, which may be more or less favorable than as set forth therein. Estimates of company values do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, neither the Company nor C.E. Unterberg, Towbin assumes responsibility for their accuracy. In rendering its opinion, C.E. Unterberg, Towbin, among other things: (a) reviewed a draft of the Merger Agreement; (b) reviewed publicly available financial information with respect to the business operations of the Company including, but not limited to, audited financial statements of the Company for the fiscal years ended June 30, 1996, 1997 and 1998, unaudited interim financial statements of the Company for the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999, and unaudited financial statements of the Company for the fiscal year ended June 30, 1999; (c) held discussions with representatives of Purchaser to determine its ability to secure financing necessary to effect the Offer and the Merger; (d) reviewed certain internal financial and operating information relating to the Company (including financial projections) prepared by management of the Company;
(e) held discussions with certain members of the Company's senior management concerning the Company's past and current operations, financial condition and business prospects and the potential financial effect of the transactions contemplated by the Merger Agreement if the Offer and the Merger were consummated; (f) reviewed a comparison of operating results and other financial information of the Company with other companies that C.E. Unterberg, Towbin deemed appropriate; (g) reviewed the historical market prices and reported trading activity of the Company's Common Stock; (h) compared the financial terms of the Offer and the Merger and the premium paid over the Company's current, historical and average stock price with the financial terms and premiums paid in certain other merger, acquisition and business combination transactions which C.E. Unterberg, Towbin deemed appropriate; and (i) considered such other information, financial studies and analyses as C.E. Unterberg, Towbin deemed relevant and (j) performed such analyses, studies and investigations as C.E. Unterberg, Towbin deemed relevant. In arriving at its fairness opinion, C.E. Unterberg, Towbin did not ascribe a specific range of value to the Company or the Shares, but made its determination as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company's Common Stock in the Offer and the Merger on the basis of the financial and comparative analyses described below.

     In rendering its opinion to the Board, C.E. Unterberg, Towbin performed and presented certain financial and comparative analyses, with such other factors as it deemed relevant, including, among other things:

          (i) Market Trading Analyses. C.E. Unterberg, Towbin summarized their analysis of recent trends in the prices and trading volume of the Shares, including data with respect to (a) relative price performance of the Company's stock from October 13, 1997 (the date of the Company's initial public offering) to July 20, 1999 (the day before delivery of the fairness opinion to the Board), compared to the average daily value of the NASDAQ Composite Index, the Standard & Poor's 500 Industrial Index and an imaging industry index during the same period and (b) the volume of Shares traded in ranges between $5.00 and $11.99 during the same period. C.E. Unterberg, Towbin concluded that (a) the Shares had never traded above $11.75, (b) that, while the trading prices of the Shares has outperformed the Company's industry group average, the trading prices of the Shares since July 1998 have generally lagged behind the average growth in the NASDAQ Composite Index and the Standard & Poor's 500 Industrial Index, and (c) $12.75 per Share represented a 34.2% premium over the closing sales price of the Shares on NASDAQ on July 20, 1999, the last trading day prior to the Board's July 21, 1999 meeting, a premium of 32.5% over the closing sales price of the Shares on NASDAQ one week prior to July 21, 1999, a premium of 37.8% over the closing sales price of the Shares on NASDAQ 30 trading days prior to July 21, 1999, a premium of 33.3% over the closing sales price of the Shares on NASDAQ 90 trading days prior to July 21, 1999, a premium of 72.9% over the closing sales price of the Shares on NASDAQ one year prior to July 21, 1999, a premium of 34.8% over the average closing sales price of the Shares on NASDAQ for the 30 trading days prior to July 21, 1999, a premium of 39.3% over the average closing sales price of the Shares on NASDAQ for the 90 trading days prior to July 21, 1999, and a premium of 57.6% over the average closing sales price of the Shares on NASDAQ over year prior to July 21, 1999.

     C.E. Unterberg, Towbin regarded these conclusions as favorable to its opinion as to the fairness of the consideration to be received in the Offer and the Merger.

          (ii) Comparable Company Analysis. C.E. Unterberg, Towbin compared certain Company selected historical and projected operating information, stock market data and financial ratios to the selected historical and projected operating information, stock market data and financial ratios for a group of companies in the Company's industry group including Caere Corporation, Document Sciences Corporation, Document Technologies, Inc., Documentum, FileNET Corporation, Inc., Input Software, Inc., LanVision Systems, Inc., Optika Imaging Systems, Inc., ScanSoft, Inc. and Xionics C.E. Unterberg, Towbin performed this analysis to determine if the Company's stock price and financial performance was consistent with the comparable industry group. Such data and ratios include multiples of net market value (defined as market value of equity adjusted by adding debt and subtracting cash and short-term investments) to historical and projected revenues, multiples of market value to historical and projected earnings per share and multiples of market value to book value. An analysis of the multiples of net market value to the last twelve months of revenue yielded a range of multiples from 0.6 times to 1.5 times revenues with a median multiples of 1.2 times revenues, compared to a multiple of 1.3 times for the Company in this transaction. An analysis of the multiples of net market value to the projected calendar year 1999 revenues yielded a range of multiples from 0.5 times to 5.2 times revenues with a median multiple of
     1.1 times revenues, compared to a multiple of 1.2 times for the Company in this transaction. An analysis of the multiples of current stock price to the last twelve months of earnings per share yielded a range of multiples from 11.9 times to 238.0 times earnings with a median multiple of 20.7 times earnings, compared to a multiple of 14.7 times for the Company in this transaction. An analysis of the multiples of current stock price to projected calendar 1999 earnings per share yielded a range of multiples from 11.0 times to 34.1 times earnings with a median multiple of 20.7 times earnings, compared to a multiple of 13.9 times for the Company in this transaction. An analysis of the multiples of market value to book value yielded a ratio of multiples from 1.2 times to 4.4 times book value with a median multiple of 2.6 times book value, compared to a multiple of 2.4 times book value for the Company in this transaction. C.E. Unterberg, Towbin indicated that the multiples calculated for the Company based on the financial terms of the Merger were higher than the median of comparable multiples for net market value to last twelve months of revenues, higher than the median of comparable multiples for net market value to projected calendar year 1999 revenues, within the range of comparable multiples for market value to book value, within the range of comparable multiples for stock price to last twelve months of earnings per share and within the range of comparable multiples for stock price to projected calendar 1999 earnings per share. C.E. Unterberg, Towbin determined that the Company's stock performance was consistent with its operating results. C.E. Unterberg, Towbin regarded the conclusions with respect to the comparison of the Company with the companies in the comparable group as favorable to its fairness opinion with respect the financial consideration to be received in the Offer and the Merger.

          (iii) Comparable Transaction Analysis. C.E. Unterberg, Towbin reviewed certain mergers and acquisitions involving technology companies. In examining these transactions, C.E. Unterberg, Towbin analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration paid. Multiples analyzed included net transaction value (defined as transaction value adjusted by adding debt and subtracting cash and short-term investments) to the last twelve months of revenue and operating income as well as the multiples of transaction value to the last twelve months of net income and book value. This analysis included 54 comparable transactions that occurred from March 18, 1991 to June 30, 1999 or were pending during such period. Such transactions included ScanSoft's acquisition of a portion of MetaCreations, Hummingbird's acquisition of PC DOCS, Documentum's acquisition of Relevance Technologies and Scan-Optics' acquisition of Southern Computer Services. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances. An analysis of the multiples of net transaction value to the last twelve months of revenue yielded a range of multiples from 0.1 times to 22.0 times revenues with a median of multiple 1.7 times revenues for all cash transactions, compared to a multiple of 1.3 times revenues for the Company in this transaction. An analysis of the multiples of market value to book value yielded a range of multiples from negative 12.3 times to 12.0 times book value with a median multiple of 2.0 times book value for all cash transactions, compared to a multiple of 2.4 times for the Company in this transaction. C.E. Unterberg, Towbin indicated that the multiples calculated for the Company, based on the financial terms of the Merger, were within the range for multiples for revenues of comparable transactions analyzed and above the median for multiples of book value.

          (iv) Acquisition Premium Analysis. C.E. Unterberg, Towbin also reviewed the premiums paid for certain merger and acquisition transactions involving selected technology companies. C.E. Unterberg, Towbin's analysis indicated that the percentage premium of offer prices to trading prices on the date prior to the announcement date for all cash transactions ranged from a discount of 11.1% to a premium of 102.6%, with a median of a premium of 16.0%. The percentage premium of offer prices to trading prices 30 days prior to the announcement from a discount of 55.2% to a premium of 61.7%, with a median premium of 26.1%. The Offer represented a 34.2% premium to the Company's closing stock price on the day prior to the presentation to the Board, a higher premium than the median premium of comparable transactions. In addition, C.E. Unterberg, Towbin indicated that the Offer for the Company's Common Stock represented a 34.2% premium over the closing stock price of Company's Common Stock one day prior to the date of the Board meeting and a 37.8% premium over the Company's Common Stock price 30 days prior to the date of the Board meeting.

     With respect to the financial projections supplied to it by the Company, C.E. Unterberg, Towbin assumed that such projections were reasonably prepared and that they reflected the most accurate currently available estimates and judgments of the Company's management as to the future operating and financial performance of the Company. In these analyses that are based on certain financial projections prepared by the Company's management or in the hypothetical scenarios incorporating such projections set forth therein, including, without limitation, the analyses of certain Operating Data, Performance Data and Selected Market Data, C.E. Unterberg, Towbin relied upon such financial projections without independent verification.

     A copy of C.E. Unterberg, Towbin's written presentation to the Board has been filed as an exhibit to the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by the Company and the Purchaser (the "Schedule 13E-3") with the Commission. Copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder of the Company, or such stockholder's representative who has been so designated in writing, and may be inspected and copied, and obtained by mail, in the manner specified in the Offer. The summary set forth above does not purport to be a complete description of C.E. Unterberg, Towbin's written analyses set forth as exhibits to the Schedule 13E-3 or C.E. Unterberg, Towbin's oral presentation to the Board.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained C. E. Unterberg, Towbin as the Company's financial advisor on May 26, 1999, in connection with a possible sale of the Company. Under the engagement letter, the Company agreed to pay C. E. Unterberg, Towbin for its services as financial advisor and for rendering its opinion an aggregate of $150,000, with $50,000 payable upon signing of its engagement letter and $100,000 payable at the time a written opinion is delivered to the Company's Board of Directors. These fees have been paid by the Company and will not affect the cash that will be received by the stockholders of the Company.

     The Company also has agreed to reimburse C. E. Unterberg, Towbin for its reasonable travel and other out-of-pocket expenses (including reasonable fees and expenses of legal counsel) and to indemnify C. E. Unterberg, Towbin and its affiliates, its directors, officers, agents, employees and affiliates against certain liabilities. C. E. Unterberg, Towbin is retained for the entirety of this specific transaction.

     Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT OFFER AND THE MERGER AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for a disposition of seven thousand five hundred (7,500) shares on June 1, 1999 by David S. Silver, to the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, except for an aggregate of approximately 94,118 Shares to be retained by the Management Group and exchanged for shares of Purchaser's capital stock, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer. See "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND OFFER AND THE MERGER BY THE SUBJECT COMPANY.

     (a) Except as described herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, a tender offer for or other acquisition of securities by or of the Company, or any material change in the present capitalization or dividend policy of the Company.

     (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Offer to Purchase dated August 3, 1999.
Exhibit 2  Letter of Transmittal.
Exhibit 3 Agreement and Plan of Merger dated as of July 27, 1999 by and among Purchaser, Merger Sub and the Company.*
Exhibit 4  Voting Agreement dated as of July 27, 1999 by and among
           Purchaser, Merger Sub, David S. Silver, Dean A. Hough,
           Ronald J. Fikert, Richard M. Murphy, Kevin Drum, Alexander
           P. Cilento, William E. Drobish, B. Allen Lay and Southern
           California Ventures.*
Exhibit 5  Opinion of C.E. Unterberg, Towbin, dated July 27, 1999.
Exhibit 6  Press Release issued by the Company on July 28, 1999.*
Exhibit 7  Letter to Stockholders of the Company, dated August 3, 1999.

- ---------------
* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KOFAX IMAGE PRODUCTS, INC.

                                          /s/ RONALD J. FIKERT
                                          --------------------------------------
                                          Name: Ronald J. Fikert
                                          Title: Vice President -- Finance,
                                                 Chief Financial Officer and
                                                 Secretary

Date: August 3, 1999

                                                                         ANNEX A

           ADDITIONAL INFORMATION PROVIDED PURSUANT TO SECTION 14(F)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This information is being furnished in connection with the designation by the Purchaser, pursuant to the Merger Agreement, of persons to be elected to the Company's Board of Directors other than at a meeting of the Company's stockholders. The Merger Agreement provides that, promptly upon the payment by Purchaser pursuant to the Offer for such number of Shares which represent at least a majority of the outstanding Shares and from time to time thereafter, Purchaser shall be entitled to designate members of the Company's Board of Directors such that Purchaser, subject to compliance with Section 14(f) of the Exchange Act, will have a number of representatives on the Board of Directors, rounded up to the next whole number, equal to the product obtained by multiplying the number of directors on the Board of Directors by the percentage that the number of Shares purchased by Merger Sub bears to the total number of Shares outstanding on a fully diluted basis.

     The Company has agreed to use its reasonable best efforts, upon request by Purchaser, to promptly increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and use its best efforts to cause Purchaser's designees to be so elected. The Company has agreed to take all action necessary to effect any such election, including the mailing to its stockholders of the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     This information supplements certain information set forth in the Schedule 14D-9. The information set forth herein (including information incorporated by reference) concerning Purchaser, Merger Sub and Purchaser's designees was provided to the Company by Purchaser and Merger Sub. The Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this information carefully; however, you are not required to take any action with respect to this information.

          INFORMATION WITH RESPECT TO THE PURCHASER'S DESIGNEES TO THE
                               BOARD OF DIRECTORS

     The Purchaser has stated in the Offer to Purchase that Purchaser expects the following persons to be designated as directors (the "Designees") of the Company following consummation of the Offer. Purchaser has informed the Company that each of the Designees below has consented to serve as a director if appointed or elected. None of the Designees is currently a director of, or holds any positions with, the Company. Purchaser has further advised the Company that none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire equity securities of the Company, nor has any such person been involved in any proceedings or transactions with the Company or any of its directors, executive officers or affiliates that is required to be disclosed under the rules and regulations of the Commission, other than transactions among Purchaser, Merger Sub and the Company described in the
Schedule 14D-9. The Designees are:

                    NAME                   AGE          POSITION WITH PURCHASER AND MERGER SUB
                    ----                   ---          --------------------------------------
    Otto Schmid..........................  61     President
    Arnold von Buren.....................  47     Secretary
    Alexander P. Coleman.................  32     Vice President
    George N. Fugelsang..................  59     Director

     Otto Schmid is President of Purchaser and Merger Sub. In 1991, he co-founded DICOM and has served as Chairman and Chief Executive since its formation. In 1978, he joined ACU Infomatik AG, a Swiss distribution company for computer peripherals, and became a director with responsibility for corporate development. In 1969 he co-founded and was managing director at Wirtschafts Mathematik AG, a Swiss service company for mathematical statistics and applied mathematics. Dr. Schmid is a Swiss national with degrees in mathematics and in economics from the University of Zurich, where he completed a doctoral thesis in business forecasting.

     Arnold von Buren is Secretary of Purchaser and Merger Sub. Mr. Von Buren has served as Deputy Chief Executive of DICOM since November 1996. He joined ACU Informatik AG in Switzerland in 1983, working in sales and administration, and co-founded and became general manager of Computerway in 1989. Mr. Von Buren is a Swiss citizen with a degree in Economics and Business Administration. He has worked in the computer industry since 1978, including three years in the USA.

     Alexander P. Coleman is Vice President of Purchaser and Merger Sub. He is an investment partner of the SBIC and a Vice President of Dresdner Kleinwort Benson North America LLC, which he joined in January 1996, to source and execute private equity transactions. Mr. Coleman is an active board member with a number of companies. Mr. Coleman has been involved in management buyouts, cross-border equities, expansion financings and venture capital since joining Citicorp originally in 1989. Mr. Coleman holds an MBA from the University of Cambridge and a BA in economics from the University of Vermont. Mr. Coleman is a United States citizen.

     George N. Fugelsang is expected to be a non-executive member of the Board of Directors of Purchaser and Merger Sub. He joined Dresdner Bank AG in February of 1994, at which time he was named President of Dresdner Securities (USA) Inc. On April 1, 1994, he was named Senior General Manager Dresdner Bank AG, and Chief Executive, North America. Fugelsang is currently President and CEO of Dresdner Kleinwort Benson North America Inc. He is a member of the Management Board of Dresdner Kleinwort Benson, Dresdner Bank's Global Investment Banking subsidiary. Mr. Fugelsang, age 59, is a United States citizen.

                    INFORMATION WITH RESPECT TO THE COMPANY

1. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE COMPANY'S BOARD OF
DIRECTORS

GENERAL

     The Shares comprise the only class of voting stock of the Company outstanding and each Share is entitled to one vote. There were 5,243,956 Shares outstanding on July 27, 1999.

     The Company's Board of Directors currently consists of 6 members.

THE CURRENT MEMBERS OF THE BOARD

     To the extent the Company's Board of Directors will consist of persons who are not the Purchaser's Designees, the Board is expected to consist of those persons who are currently directors of the Company who have not resigned.

     The information presented below sets forth, as of July 27, 1999, as to each director, his age and principal occupation and business experience and the period during which each has served as a director of the Company. In addition, as to each director who is also an executive officer, his employment history with the Company is included. See "Committees of the Board of Directors" for information concerning the composition of Board committees. See "Security Ownership of Certain Beneficial Owners and Management" for the aggregate number of Shares beneficially owned by each director as of July 27, 1999.

                       NAME                     AGE              POSITION WITH THE COMPANY
                       ----                     ---              -------------------------
    David S. Silver...........................  41     Chairman of the Board, President and Chief
                                                       Executive Officer
    Dean A. Hough.............................  41     Vice President Engineering and Director
    David C. Seigle(1)(2).....................  59     Director
    Alexander P. Cilento(2)...................  50     Director
    William E. Drobish(1)(2)..................  60     Director
    B. Allen Lay(1)...........................  64     Director

- ---------------
(1) Members of the Compensation Committee

(2) Members of the Audit Committee

     David S. Silver co-founded the Company in August 1985 and has served as President and Chief Executive Officer and a director of the Company since its inception. From 1982 to 1985, Mr. Silver was employed by FileNet Corporation, a manufacturer of document image processing systems, as a member of the development team for the FileNet imaging system. Prior to 1982, Mr. Silver held various engineering positions with MAI Basic Four Corporation, a manufacturer of computer equipment and associated application software programs.

     Dean A. Hough co-founded the Company in August 1985 and has served as a Vice President and a Director of the Company since that time. From 1983 to 1985, Mr. Hough was employed by FileNet Corporation, where he participated in the development of a variety of the imaging components of the FileNet imaging system. Prior to 1983, Mr. Hough held various design and engineering positions with MAI Basic Four Corporation and Scientific Atlanta, a manufacturer of scientific instruments and equipment.

     David C. Seigle has been a member of the Company's Board of Directors since 1992. From 1996 to 1998, Mr. Seigle was president of Technology's Edge, a franchisor of technology integrators. From 1992 to 1996 Mr. Seigle was a consultant and private investor. From 1982 to 1991, Mr. Seigle was employed by FileNet Corporation in various positions, including Senior Vice President of International Operations from 1987 to 1991. Mr. Seigle is currently a director of Interface Systems, Inc., a manufacturer and distributor of computer peripherals and software.

     Alexander P. Cilento has been a member of the Company's Board of Directors since 1986. Since 1991, Mr. Cilento has been a General Partner of Aspen Venture Partners, a private venture capital investment partnership. From 1985 through 1991, Mr. Cilento was employed by 3i Securities Corporation, a venture capital investment firm, where he served as Vice President.

     William E. Drobish has been a member of the Company's Board of Directors since 1986. Since 1998, Dr. Drobish has been President of Ditrans, a developer of digital transceivers for wireless communications and since 1984 an instructor at the University of California, Irvine's Extension Program. Dr. Drobish was a founder, Vice President, director and Secretary of Silicon Systems, Inc., a manufacturer of integrated circuits.

     B. Allen Lay has been a member of the Company's Board of Directors since 1990. Since 1982, Mr. Lay has been a general partner of Southern California Ventures, a private venture capital investment partnership. Mr. Lay also serves as a director of the following public companies: PairGain Technologies, Inc., a provider of telecommunications products; and ViaSat, Inc., a provider of wireless telecommunications products.

BOARD MEETINGS AND ATTENDANCE

     The Board of Directors of the Company held a total of six (6) meetings during the fiscal year ended June 30, 1999. Each incumbent Director attended at least seventy-five percent (75%) of the aggregate of the number of meetings of the Board and the number of meetings held by all committees of the Board on which he served. There are no family relationships between any director, executive officer or any of the Designees.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a Compensation Committee and an Audit Committee. The functions of the Compensation Committee include advising the Company on salaries and incentive compensation for employees of, and consultants to, the Company. The Compensation Committee, which currently consists of Messrs. Lay, Drobish and Seigle, held one (1) meeting during the fiscal year ended June 30, 1999, with 100% attendance. The Audit Committee is responsible for recommending to the Board of Directors the appointment of the Company's outside auditors, examining the results of audits and reviewing internal accounting controls. The Audit Committee, which consists of Messrs. Cilento, Drobish and Seigle, held one
(1) meeting during the fiscal year ended June 30, 1999, with 100% attendance. The Board of Directors does not have a nominating committee. Instead, the Board of Directors, as a whole, identifies and screens candidates for membership on the Company's Board of Directors.

COMPENSATION OF DIRECTORS

     1997 Stock Option Plan for Non-Employee Directors. Pursuant to the Company's 1997 Stock Option Plan for Non-Employee Directors, as amended, each non-employee director receives an initial grant of options to purchase 10,000 shares of the Company's Common Stock upon commencement of service as a director which option vests and becomes exercisable at a rate of twenty five percent per year over the four year period following the grant date. In addition, upon each anniversary of the initial grant of options during a non-employee director's term of office, such non-employee director shall receive an additional option covering 2,500 shares of the Company's Common Stock, with the same vesting schedule as the initial grant. The exercise price of options granted under this plan is 100% of the fair market value on the date of grant. During the fiscal year ended June 30, 1999, options were granted to each of Messrs. Drobish, Seigle, Lay and Cilento to purchase 2,500 shares of the Company's Common Stock.

     Director Fees. The Company's Board of Directors has approved the payment of the following fees to non-employee directors for attendance at meetings of the Board of Directors, the Annual Meeting of Stockholders and committee meetings:
$1,250 for each scheduled meeting of the Board of Directors attended, $1,000 for the Annual Meeting of Stockholders and $750 plus travel expenses for each committee meeting that is not scheduled on the same day as a meeting of the Board of Directors.

2. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of July 27, 1999 certain information regarding the beneficial ownership of the Company's outstanding Common Stock by
(i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                       AMOUNT AND NATURE
                                                         OF BENEFICIAL
                  NAME AND ADDRESS                        OWNERSHIP(1)        PERCENTAGE OF CLASS(%)
                  ----------------                    --------------------    -----------------------
Wellington Management Company, LLP(2)...............         513,500                   9.8
  75 State Street
  Boston, Massachusetts 02109
ROI Capital Management, Inc.(3).....................         448,700                   8.6
  17 E. Sir Francis Drake Blvd., Suite 225
  Larkspur, California 94939
Sigma Partners(4)...................................         355,086                   6.8
  2884 Sand Hill Road, Suite 121
  Menlo Park, CA 94025
David S. Silver(5)..................................         402,500                   7.6
  16245 Laguna Canyon Road
  Irvine, CA 92618
Dean A. Hough(6)....................................         365,000                   6.9
  16245 Laguna Canyon Road
  Irvine, CA 92618
David C. Seigle(7)..................................          12,500                     *
William E. Drobish(7)(8)............................         132,500                   2.5
Ronald J. Fikert(9).................................          62,500                   1.2
Kevin Drum(10)......................................          55,000                   1.0
Richard Murphy(6)...................................          74,444                   1.4
Alexander P. Cilento(7).............................          15,115                     *
B. Allen Lay(7)(11).................................         100,407                   1.9
All executive officers and directors as a group (9
  persons)(12)......................................       1,219,966                  22.4

- ---------------
  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or which will become exercisable upon consummation of the Offer, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Based solely on a Schedule 13G filed by Wellington Management Company, LLP, which reported stock ownership as of December 31, 1998.

 (3) Based solely on a Schedule 13G filed by ROI Capital Management, Inc., Mark
     T. Boyer and Mitchell J. Soboleski, which reported stock ownership as of October 26, 1998.

 (4) Based solely on a Schedule 13G filed by Sigma Partners, Sigma Management and Sigma Associates, which reported ownership as of December 31, 1998.

 (5) Includes 60,000 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

 (6) Includes 20,000 shares of Common Stock issuable upon exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

 (7) Includes 12,500 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

 (8) Consists of shares held by the Drobish Family Trust, dated November 12, 1980. Mr. Drobish disclaims beneficial ownership of the shares owned by the Drobish Family Trust, dated November 12, 1980, except to the extent of his pecuniary interest therein.

 (9) Includes 25,000 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger. Also includes 37,500 shares held by the Fikert Family Trust, dated June 30, 1986. Mr. Fikert disclaims beneficial ownership of the shares owned by the Fikert Family Trust except to the extent of his pecuniary interest therein.

(10) Includes 22,500 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

(11) Includes 42,806 shares owned by Southern California Ventures and 45,101 shares owned by Lay Ventures. Mr. Lay, a director of the Company, is a General Partner of Southern California Ventures and a limited partner of Lay Ventures. Mr. Lay disclaims beneficial ownership of the shares held by Southern California Ventures and Lay Ventures except to the extent of his pecuniary interest arising from his partnership interest in Southern California Ventures and his limited partnership interest in Lay Ventures.

(12) Includes an aggregate of 197,500 shares of Common Stock issuable upon the exercise of stock options which will become fully exercisable upon consummation of the Offer or the Merger.

3. CERTAIN INFORMATION CONCERNING THE COMPANY'S EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS

     Set forth in the table below are the names, ages and current offices held by all executive officers of the Company:

                   NAME                     AGE          POSITION WITH THE COMPANY
                   ----                     ---          -------------------------
David S. Silver...........................  41     President and Chief Executive Officer
Dean A. Hough.............................  41     Vice President, Engineering
Ronald J. Fikert..........................  50     Vice President, Finance
Richard Murphy............................  52     Vice President, Sales
Kevin Drum................................  40     Vice President, Marketing

     Executive officers are elected by and serve at the discretion of the Board. None of the executive officers has any family relationship to any Director or any other executive officer of the Company. Set forth below is a brief description of the business experience for all of the executive officers, except Mr. Silver and Mr. Hough. See "The Current Members of the Board."

     Richard M. Murphy joined the Company as a Vice President, Sales in November 1989. From 1984 to 1989, Mr. Murphy held various sales management positions with Emulex Corporation, a manufacturer of computer storage, communications, graphics and peripheral products, where he served as Vice President, Domestic Sales from September 1987 to January 1989 and as Vice President, North American Sales from January 1989 to November 1989. Prior to 1984, Mr. Murphy held various sales positions with Hamilton-Avnet Electronics, Kierulff Electronics and Telefile Computer Products.

     Ronald J. Fikert joined the Company as Vice President, Finance in February 1990. From March 1989 to February 1990, Mr. Fikert worked as an independent management consultant. From 1984 to 1989, Mr. Fikert was employed by General Monitors, a manufacturer of sensing, monitoring and detection equipment, where he served as Controller. From 1979 to 1984, he was employed by Modular Command Systems, a manufacturer of electronic communications hardware and software, as Vice President, Finance and Secretary. Prior to joining Modular Command Systems, Mr. Fikert was Director of Finance for Esterline Electronics, a manufacturer of electronic products, and was an accountant with Arthur Andersen & Co. Mr. Fikert is a Certified Public Accountant.

     Kevin Drum joined the Company in November 1992 and was promoted to Vice President, Marketing in July 1995. Prior to that time, his positions with the Company included Director of Marketing and Senior Product Manager. From 1984 to 1992, Mr. Drum was employed by Emulex Corporation, where he served as a senior product manager from 1988 to 1992.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth compensation received for the fiscal years ended June 30, 1999, 1998 and 1997 by the Company's Chief Executive Officer and its other most highly compensated executive officers (collectively, the "Named Executive Officers") whose aggregate salary and bonus exceeded $100,000 for the fiscal year ended June 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                        ANNUAL COMPENSATION                COMPENSATION
                               -------------------------------------          AWARDS
                               FISCAL YEAR                             ---------------------
                                  ENDED                                SECURITIES UNDERLYING      ALL OTHER
 NAME AND PRINCIPAL POSITION     JUNE 30     SALARY($)   BONUS($)(1)       OPTIONS/SARS       COMPENSATION($)(2)
 ---------------------------   -----------   ---------   -----------   ---------------------  ------------------
David S. Silver...............    1999       $160,008      $    --            60,000                 $750
  President and Chief             1998        145,000       59,458              --                    750
  Executive Officer               1997        135,000       64,893              --                    750
Dean A. Hough.................    1999        125,004           --            20,000                  750
  Vice President --               1998        118,000       19,806              --                    750
  Engineering                     1997        114,078       21,083              --                    750
Ronald J. Fikert..............    1999        118,004           --            20,000                  750
  Vice President -- Finance,      1998        109,000       23,250              --                    750
  Chief Financial Officer         1997        103,843       23,908              --                    750
  and Secretary
Richard Murphy(3).............    1999        109,008       59,948            20,000                  750
  Vice President -- Sales         1998        104,000       60,405              --                    750
                                  1997        100,000       76,761              --                    750
Kevin Drum....................    1999        115,008           --            20,000                  750
  Vice President -- Marketing     1998        109,000       21,528              --                    750
                                  1997        102,290       22,295              --                    750

- ---------------
(1) Bonus amounts earned by each of the Named Executive Officers for the fiscal year ended June 30, 1999 have not been determined as of August 3, 1999.

(2) Consists of matching payments made under the Company's 401(k) Plan.

(3) Bonus amounts for Mr. Murphy include $59,948, $43,547 and $59,895 in sales commissions earned by Mr. Murphy during fiscal years 1999, 1998 and 1997, respectively.

STOCK OPTIONS

     The following table sets forth certain information concerning grants of options to each of the Named Executive Officers during the year ended June 30, 1999. In addition, in accordance with the rules and regulations of the Commission, the following table sets forth the hypothetical gains or "option spreads" that would exist for the options. Such gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date on which the options were granted over the full term of the options. The rates do not represent the Company's estimate or projection of future Common Stock prices, and no assurance can be given that any appreciation will occur or that the rates of annual compound stock appreciation assumed for the purposes of the following table will be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                       --------------------------------------------------------------
                         NUMBER OF     PERCENTAGE OF                                    POTENTIAL REALIZED VALUE AT
                        SECURITIES     TOTAL OPTIONS                                      ASSUMED ANNUAL RATES OF
                        UNDERLYING       GRANTED TO     EXERCISE OR                      STOCK PRICE APPRECIATION
                          OPTIONS       EMPLOYEES IN    BASE PRICE      EXPIRATION      ---------------------------
        NAME           GRANTED(#)(1)   FISCAL YEAR(2)     ($/SH)           DATE             5%              10%
        ----           -------------   --------------   -----------   ---------------   -----------     -----------
David S. Silver......      60,000           20.9%          $6.94      August 25, 2003    $115,010        $254,143
Dean A. Hough........      20,000            7.0           $6.94      August 25, 2003      38,337          84,714
Ronald J. Fikert.....      20,000            7.0           $6.94      August 25, 2003      38,337          84,714
Richard Murphy.......      20,000            7.0           $6.94      August 25, 2003      38,337          84,714
Kevin Drum...........      20,000            7.0           $6.94      August 25, 2003      38,337          84,714

- ---------------
(1) The options vest over a four year period with 25% becoming exercisable on each anniversary of the grant date such that the options are 100% vested four years after the grant date.

(2) Options to purchase an aggregate of 286,900 shares of Common Stock were granted to employees, including the Named Executive Officers, during the fiscal year ended June 30, 1999.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

     The following table sets forth certain information concerning all option exercises, and the number of shares covered by both exercisable and unexercisable stock options for the Named Executive Officers as of June 30, 1999. Also reported are the values for "in the money" options that represent the positive spread between the exercise prices of any of such existing stock options and the closing sale price of the Company's Common Stock as of June 30, 1999.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                               VALUE OF UNEXERCISED
                                                               NUMBER OF UNEXERCISED           IN-THE-MONEY OPTIONS
                                                              OPTIONS AT JUNE 30, 1999          AT JUNE 30, 1999(1)
                         SHARES ACQUIRED        VALUE      ------------------------------   ---------------------------
         NAME             ON EXERCISE(#)     REALIZED($)   EXERCISABLE   UNEXERCISABLE(2)   EXERCISABLE   UNEXERCISABLE
         ----           ------------------   -----------   -----------   ----------------   -----------   -------------
David S. Silver.......            --                --           --           60,000               --       $168,750
Dean A. Hough.........            --                --           --           20,000               --         56,250
Ronald F. Fikert......            --                --        3,750           21,250          $27,188         65,313
Richard M. Murphy.....            --                --           --           20,000               --         56,250
Kevin Drum............        32,500          $141,634           --           22,500               --         74,375

- ---------------
(1) Calculated based on a fair market value equal to the reported closing price of the Company's Common Stock on The Nasdaq National Market at June 30, 1999, of $9.75 per share, less the applicable exercise price, and does not take into account the Offer or any grants of options made after June 30, 1999.

(2) Options that are not exercisable become fully exercisable upon consummation of the Offer.

4. COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended June 30, 1999, the Company's Board of Directors, based upon recommendations of the Compensation Committee, established the levels of compensation for the Company's executive officers. David S. Silver, the Chairman of the Board, President and Chief Executive Officer of the Company participated in the deliberations of the Board regarding executive compensation, but did not participate in the process or decisions of the Board of Directors regarding his compensation.

5. COMPENSATION PURSUANT TO PLANS

STOCK INCENTIVE PLANS

     The Company adopted an Amended and Restated Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (the "1992 Plan") in September 1992. The 1992 Plan covers an aggregate of 1,250,000 shares of Common Stock. In November 1996, the 1992 Plan was terminated. In June 1996, the Company adopted its 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (the "1996 Plan"). The 1996 Plan covers an aggregate of 800,000 shares of Common Stock.

     The 1992 Plan and the 1996 Plan (collectively, the "Plans") provide for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory options and the sale of shares of restricted stock. Under the Plans, options to purchase shares of the Company's Common Stock and the rights to purchase restricted shares of Common Stock may be granted to directors, officers and employees of the Company, except that incentive stock options may not be granted to non-employee directors. The Plans are administered by the Board of Directors. As of July 27, 1999, there were 580,555 options outstanding under the Plans and 538,769 shares of restricted stock had been issued and sold under the Plans.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") originally covering an aggregate of 150,000 shares of Common Stock was adopted by the Board of Directors and approved by the Company's stockholders in August 1997 and amended to increase the shares available under the Purchase Plan by 200,000 to 350,000 in April 1999. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, is implemented by twelve-month offerings with purchases occurring at three-month intervals. The Purchase Plan is administered by the Board of Directors. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the offering period or on the applicable purchase date. As of July 27, 1999, Richard Murphy and Ronald
J. Fikert were each entitled to purchase 1,529 shares of Common Stock under the Purchase Plan at $6.80 per share. No other executive officers of the Company participate in the Purchase Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Company has purchased liability insurance for its officers and directors.

     In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into separate indemnification agreements with its directors and officers. These agreements require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

     Pursuant to the Merger Agreement, Purchaser and Merger Sub have agreed that all rights of indemnification in favor of directors, officers, employees or agents of the Company existing prior to the Merger pursuant to the Company's Certificate of Incorporation and Bylaws shall remain in effect after the Merger. In addition, Purchaser has agreed that the Company shall maintain in effect for not less than six (6) years from the effective time of the Merger, directors' and officers' liability insurance with the same coverage or substantially similar coverage to the directors' and officers' liability insurance policies effective prior to the Merger; provided, that the Company shall not be required to pay annual premiums in excess of 150% of the aggregate annual premiums in effect prior to the Merger.

                                 EXHIBIT INDEX

Exhibit 1  Offer to Purchase dated August 3, 1999.
Exhibit 2  Letter of Transmittal.
Exhibit 3 Agreement and Plan of Merger dated as of July 27, 1999 by and among Purchaser, Merger Sub and the Company.*
Exhibit 4  Voting Agreement dated as of July 27, 1999 by and among
           Purchaser, Merger Sub, David S. Silver, Dean A. Hough,
           Ronald J. Fikert, Richard M. Murphy, Kevin Drum, Alexander
           P. Cilento, William E. Drobish, B. Allen Lay and Southern
           California Ventures.*
Exhibit 5  Opinion of C.E. Unterberg, Towbin, dated July 27, 1999.
Exhibit 6  Press Release issued by the Company on July 28, 1999.*
Exhibit 7  Letter to Stockholders of the Company, dated August 3, 1999.

- ---------------
* Not included in copies mailed to stockholders.